Exhibit 99.1

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its condensed interim consolidated financial statements for the quarter ended March 31, 2014.

On January 28, Nymox announced an update on current clinical trial activities being undertaken with the Company’s lead compound NX-1207. The two large pivotal prospective double blind placebo-controlled U.S. clinical trials (NX02-0017 and NX02-0018) have completed enrollment. One open label safety study (NX02-0020) of subjects who have received a second injection of NX-1207 has completed enrollment and 6 month data has been reported previously. A second open label reinjection study (NX02-0022) is in progress. In Europe, patient recruitment is ongoing at investigational sites in five major European countries in a Phase 3 blinded comparator-controlled clinical trial under the sponsorship of the Company’s European licensing partner, Recordati S.p.A.

Patient participation in the NX02-0017 U.S. pivotal Phase 3 BPH study is completed. Patient participation in the second U.S. pivotal trial, NX02-0018, will be completed in May 2014. Upon completion of patient participation and blinded data verification and monitoring procedures and auditing activities, unblinding and data analyses of the two pivotal studies will commence at the appropriate time in Q2 2014 with top line results being reported expeditiously when available.

On April 30, Nymox reported initial top-line study results from the Company's NX03-0040 U.S. Phase 2 study of low-grade localized prostate cancer. The results showed that patients with NX-1207 treatment had significantly less Gleason grade progression, lower average PSA levels, lower numbers of biopsy cores showing greater malignancy, and lower total volume of more malignant cancer compared to controls. The protocol endpoint of presence of the baseline low-grade tumor could not be evaluated due to the high proportion of tiny control tumors. The improved diagnostic measures of progression in cancer malignancy in the NX-1207 treated patients were found in the area treated by the injection, in the hemi-prostate treated with NX-1207, and in the gland overall. The study also demonstrated a dose-response relation with the new higher 15 mg dose testing superior to the 2.5 mg dose on a number of parameters.

On May 6, the Company announced new positive outcome results from the ongoing prospective NX03-0040 trial of NX-1207 for the treatment of low-grade localized prostate cancer. These were the first clinical patient treatment outcome results for this trial. A controlled comparison was conducted of patients who required and received radiation and surgery treatments for their cancer based on blinded post-treatment upgraded evaluations of their pre-treatment initially positive lower-grade cancers. The study found after up to 22 months for NX-1207 single-injection treated patients there was an 85% reduction compared to controls in the proportion of patients who had upgraded blinded biopsy results in the treated area and went on to require and receive radiation therapy and/or prostatectomy (surgery).

Long-term clinical outcome is considered to be a highly important measure of drug treatment efficacy. 146 patients were enrolled in the NX03-0040 Phase 2 U.S. trial and either randomized to one of two doses of NX-1207 (2.5 mg or 15 mg) or to active surveillance (no treatment). The drug was injected into the area of the prostate where the cancer was detected and repeat biopsies were then performed on all patients, treated and controls. Follow-up studies are being conducted of all patients in the study to monitor outcome and safety data. The patients in the new study results were followed for up to 22 months post-treatment.

To date, NX-1207 has had an excellent safety profile as both a treatment for benign prostatic hyperplasia (BPH) and localized low-risk prostate cancer. In the current trial, a new high dose of drug (15 mg) was safely used without drug-related adverse effects. NX-1207 has shown safety in repeat injection studies (NX02-0020 and NX02-0022). The drug does not lead to immune responses such as antibody formation which can cause significant drug toxicity and/or limit usage to single treatments due to drug neutralizing effects.

Nymox wishes to acknowledge your valued ongoing support, and we greatly look forward to the upcoming developments for your Company.

/s/ Paul Averback, MD

Paul Averback MD
President and Chief Executive Officer

May 15, 2014

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MANAGEMENT'S DISCUSSION AND ANALYSIS (in US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the quarters ended March 31, 2014, 2013 and 2012. This MD&A should be read together with the unaudited condensed interim Consolidated Financial Statements and the related notes. This MD&A is dated May 15, 2014. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia (“BPH”) which is in Phase 3 trials in the U.S. In December 2010, the Corporation signed a license and collaboration agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of BPH as the initial indication for development and commercialization. NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In June 2009, Nymox started the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporated specific protocol design recommendations provided by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well-known investigational sites across the U.S. with planned enrollment of 1,000 patients. The first Phase 3 study, NX02-0017, completed enrollment in November 2012 and the second, NX02-0018, in April 2013. Patient participation in the NX02-0017 study was completed in December 2013 and patient participation in the NX02-0018, will be completed in May 2014. An open-label U.S. re-injection safety study of NX-1207 for BPH, NX02-0020, completed enrollment in July 2012 and its primary endpoint assessment in January 2013. A second open-label U.S. re-injection safety study of NX-1207 for BPH, NX02-0022, started in April 2013 and is continuing. A Phase 2 study of NX-1207 for low-grade localized prostate cancer, NX03-0040, was started in March 2012, completed in April 2014, and there is ongoing follow-up participation in the study. Nymox also has in its pipeline drug candidates aimed at the causes of Alzheimer’s disease and new treatments of bacterial infections in humans. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of a continuing high level of expenditures relating to clinical trials for our potential therapeutic products.

Risk Factors

The business activities of the Corporation since inception have been devoted principally to research and development. Accordingly, the Corporation has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our Form 20-F filed on EDGAR and on SEDAR for a discussion of the management and investment issues that affect the Corporation and our industry. The risk factors that could have an impact on the Corporation’s financial results are summarized as follows:

  Our Clinical Trials for Our Therapeutic Products in Development, Such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

  Our Clinical Trials for Our Therapeutic Products, Such as NX-1207, May Be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines

  A Setback in Any of Our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

  We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

  We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

  Even If We Obtain Regulatory Approvals for Our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

  It is Uncertain When, if Ever, We Will Make a Profit

  We May Not Be Able to Raise Enough Capital to Develop and Market Our Products

  We Face Challenges in Developing, Manufacturing and Improving Our Products

  Our Products and Services May Not Receive Necessary Regulatory Approvals

  We Face Significant and Growing Competition

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  We May Not Be Able to Successfully Market Our Products

  Protecting Our Patents and Proprietary Information is Costly and Difficult

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for Our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  The Issuance of New Shares May Dilute Nymox’s Stock

  We Face Potential Losses Due to Foreign Currency Exchange Risks

  We Have Never Paid a Dividend and are Unlikely to do so in the Foreseeable Future

Critical Accounting Policies

The consolidated financial statements of the Corporation have been prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. The Corporation’s functional and presentation currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Corporation has generally derived its revenue from product sales and collaboration agreements. Revenue from product sales is recognized when the product has been delivered and obligations as defined in the agreement are performed. Collaboration agreements that include multiple deliverables are considered to be multiple-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under a collaboration agreement may include upfront payments, milestone payments, sale of goods, royalties and license fees. Revenue for each unit of accounting are recorded as described below:

(i)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the estimated service period. Changes in estimates are recognized prospectively when changes to the expected term are determined.

(ii)	Milestone payments:

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred and collectability is reasonably assured.

Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) the Corporation has no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

(iii)	Sale of goods:

Revenue from the sale of goods is recognized when the Corporation has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iv)	Royalties and license fees:

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectability is reasonably assured.

Revenue recognition is subject to critical judgments, particularly in the collaboration agreement described above. Management uses judgment in estimating the service period over which revenue is recognized.

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost related to employee awards is measured at fair value at the date of grant, net of forfeitures, and is expensed over the award’s vesting period. The Corporation uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. There is estimation uncertainty with respect to selecting inputs to the Black-Scholes pricing model used to determine the fair value of the stock options. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Corporation’s earnings.

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Recoverability of Deferred Tax Assets

Management judgment is required in assessing the recoverability of deferred tax assets. We have recorded no deferred tax assets as of March 31, 2014 and 2013, due to uncertainties related to our ability to utilize all, or a portion of, our deferred tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be recovered. The ultimate recoverability of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Corporation’s products and technologies.

Results of Operations

Three Months Ended March 31	2014	2013	2012
Total revenues	$732,564	$838,646	$739,579
Net loss	$(2,592,816)	$(1,093,906)	$(1,846,974)
Loss per share (basic & diluted)	$(0.07)	$(0.03)	$(0.06)
Total assets	$878,951	$2,281,035	$3,716,878
Non-current financial liabilities	$400,000	$400,000	$400,000

Quarterly Results	Q1 – 2014	Q4 – 2013	Q3 – 2013	Q2 – 2013
Total revenues	$732,564	$937,490	$743,288	$839,586
Net loss	$(2,592,816)	$(1,316,921)	$(1,020,387)	$(1,477,389)
Loss per share (basic & diluted)	$(0.07)	$(0.04)	$(0.03)	$(0.04)
	Q1 – 2013	Q4 – 2012	Q3 – 2012	Q2 – 2012
Total revenues	$838,646	$789,550	$764,564	$778,894
Net loss	$(1,093,906)	$(2,813,922)	$(1,245,563)	$(1,721,128)
Loss per share (basic & diluted)	$(0.03)	$(0.08)	$(0.04)	$(0.05)

The revenues in 2014, 2013 and 2012 include the recognition of revenue related to the upfront payment of €10 million (US$13.1 million) received from Recordati in December 2010. The net losses during the first quarter of 2014 and the fourth quarter of 2012 includes a stock compensation charge in the amount of $1,420,185 and $1,640,500 respectively which explains the increase in net losses for those quarters compared to other quarters presented.

Results of Operations – Q1 2014 compared to Q1 2013

Net losses were $2,592,816, or $0.07 per share, for the quarter ended March 31, 2014, compared to $1,093,906, or $0.03 per share, for the quarter ended March 31, 2013. The increase in net loss is due to stock compensation charges of $1,420,185 in 2014 compared to $26,640 in 2013. The weighted average number of common shares outstanding for the quarter ended March 31, 2014 was 34,797,302 compared to 33,679,486 for the same period in 2013.

Revenues

Revenues from sales of goods amounted to $78,164 for the quarter ended March 31, 2014, compared with $184,246 for the quarter ended March 31, 2013. The decrease in the first quarter of 2014 compared to the same period in 2013 is due to a decrease of $33,156 in sales of NicAlert™/TobacAlert™ as well as the non-recurrence of the sale of goods of $72,926 in 2013 under our licensing agreement with Recordati. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

For the quarters ended March 31, 2014 and 2013, amounts of $654,400 were recognized as revenue relating to the upfront payment received from Recordati in December 2010. At March 31, 2014, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $4,471,733.

Research and Development

Research and development expenditures were $2,061,038 for the quarter ended March 31, 2014, compared with $1,471,153 for the quarter ended March 31, 2013. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to Nymox’s localized low-grade prostate cancer clinical trials. The increase in expenses is attributable to stock compensation charges of $627,860 in the quarter ended March 31, 2014 and $4,848 in the comparative period in 2013. In 2014, research tax credits amounted to $96,412 compared to $64,377 in 2013. The Corporation expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs

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and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $42,545 for the quarter ended March 31, 2014, compared with $38,427 for the quarter ended March 31, 2013. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $1,255,563 for the quarter ended March 31, 2014, compared with $420,980 for the quarter ended March 31, 2013. The increase in general and administrative expenditures is due to stock compensation charges of $792,325 for the quarter ended March 31, 2014 compared to $21,792 in the comparative period in 2013. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Finance costs - Foreign Exchange

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 50% of 2014 expenses (51% in 2013; 66% in 2012) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2014 , 2013 or 2012.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – Q1 2013 compared to Q1 2012

Net losses were $1,093,906, or $0.03 per share, for the quarter ended March 31, 2013, compared to $1,846,974, or $0.06 per share, for the quarter ended March 31, 2012. Net losses include stock compensation charges of $26,640 in 2013 and $51,496 in 2012. The decrease in net losses is related to reductions in many areas of expenditures mainly due to a reduction in clinical trial expenditures as the NX-1207 studies near completion. The weighted average number of common shares outstanding for the quarter ended March 31, 2013 was 33,679,486 compared to 32,994,621 for the same period in 2012.

Revenues

Revenues from sales of goods amounted to $184,246 for the quarter ended March 31, 2013, compared with $85,179 for the quarter ended March 31, 2012. An increase in orders from one customer for NicAlert™/TobacAlert™ in the first quarter of 2013 (increase of approximately $38,000) compared to the same period in 2012 as well as new revenue relating to the licensing agreement (approximately $73,000) explain the growth in sales. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time.

For the quarters ended March 31, 2013 and 2012, amounts of $654,400 were recognized as revenue relating to the upfront payment received from Recordati in December 2010. At March 31, 2013, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $7,089,333.

Research and Development

Research and development expenditures were $1,471,153 for the quarter ended March 31, 2013, compared with $2,031,257 for the quarter ended March 31, 2012. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Research and development expenditures also include stock compensation charges of $4,848 in the quarter ended March 31, 2013 and $22,729 in the comparative period in 2012. The decrease in expenses is attributable to a reduction in clinical trial expenditures as the NX-1207 studies near completion. In 2013, research tax credits and grants amounted to $64,377 compared to $70,958 in 2012. The Corporation expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate

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that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $38,427 for the quarter ended March 31, 2013, compared with $43,084 for the quarter ended March 31, 2012. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $420,980 for the quarter ended March 31, 2013, compared with $513,411 for the quarter ended March 31, 2012. General and administrative expenditures also include stock compensation charges of $21,792 for the quarter ended March 31, 2013 and $28,506 in the comparative period in 2012. The decrease in expenses is attributable to a reduction in professional fees in the first quarter of 2013 compared to the same period in 2012. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Finance costs - Foreign Exchange

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 51% of 2013 expenses (66% in 2012; 59% in 2011) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2013 or 2012.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Contractual Obligations

Nymox has no contractual obligations of significance other than long-term lease commitments for rental of laboratory and office space, insurance premium installments, other operating leases and redeemable preferred shares as follows:

Contractual Obligations	Total	Less than 1 year	1-3 years	4+ years
Rent for laboratory and office space	$383,639	$213,118	$170,521	$0
Insurance premium installments	$7,894	$7,894	$0	$0
Other operating leases	$12,836	$4,329	$6,187	$2,320
Total Contractual Obligations	$404,369	$225,341	$176,708	$2,320

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases and insurance premium installments.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2014 , 2013 and 2012 other than those disclosed for key management personnel in note 12 of the unaudited condensed interim Consolidated Financial Statements.

Financial Position

Liquidity and Capital Resources

As of March 31, 2014, cash and receivables including tax credits receivable totalled $758,431 compared with $876,489 at December 31, 2013. The decrease is mainly due to a reduction in accounts receivable of $170,062 combined to an increase of $96,412 in tax credits receivable and a decrease of $46,218 in cash. The decrease in accounts receivable is primarily due to the sales of goods of $144,623 during the fourth quarter of 2013, under our licensing agreement with Recordati. The increase in tax credits receivable represents the amount related to the first quarter of 2014. The decrease in cash is due to the difference in the drawing amounts received under our Common Stock Private Purchase Agreement and the timing differences in payments of our

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expenditures. In November 2013, the Corporation signed a new Common Stock Private Purchase Agreement, whereby Lorros-Greyse Investments Limited (the “Purchaser”) was committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 3, 2013. As at May 15, 2014, seven drawings were made under the new Common Stock Private Purchase Agreement, for total proceeds of $2,350,000. On December 18, 2013, 48,544 common shares were issued at a price of $6.18 per share. On January 14, 2014, 69,686 common shares were issued at a price of $5.74 per share. On February 4, 2014, 61,533 common shares were issued at a price of $5.69 per share. On February 28, 2014, 62,297 common shares were issued at a price of $5.62 per share. On March 25, 2014, 65,408 common shares were issued at a price of $5.35 per share. On April 11, 2014, 28,468 common shares were issued at a price of $5.27 per share. On April 25, 2014, 29,487 common shares were issued at a price of $5.09 per share. On May 7, 2014, 63,573 common shares were issued at a price of $4.72 per share. At May 15, 2014, the Corporation can require the Purchaser to purchase up to $12,650,000 of common shares over the remaining term of the agreement.

The Corporation intends to access financing under this agreement when appropriate to fund its research and development. The Corporation believes that cash balances, funds from product sales, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s cash requirements for at least the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The Corporation relies primarily on this financing and when applicable collaboration agreements to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities.

Outstanding Share Data

As at May 15, 2014, there were 35,052,609 common shares of Nymox issued and outstanding. In addition, 5,789,500 share options are outstanding, of which 5,714,500 are currently vested. There are no warrants outstanding.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Corporation’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of March 31, 2014.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year end December 31, 2013 was included in the 2013 Annual Management’s Discussion and Analysis and was based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2013.

Changes in Internal Controls Over Financial Reporting

There have been no changes since December 31, 2013 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes in accounting policies:

New standards and interpretations issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended March 31, 2014, and have not been applied in preparing these condensed interim consolidated financial statements.

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standard and interpretation has been issued by the IASB and the IFRS IC and the Corporation is currently assessing its impact on the financial statements:

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IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. Special transitional requirements have been set for the application of the new general hedging model. The Corporation currently does not hedge and therefore does not anticipate this phase will have an impact on the Corporation.

The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted.

The Corporation does not intend to adopt IFRS 9 (2009), IFRS 9 (2010) or IFRS 9 (2013) in its financial statements for the annual period beginning on January 1, 2014.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Factors that could cause actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, the Corporation, many of which are beyond our control, include the Corporation’s ability to:

  identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities;

  obtain suitable financing to support its operations and clinical trials;

  manage its growth and the commercialization of its products;

  achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology corporation;

  successfully compete in its markets;

  realize the results it anticipates from the clinical trials of its products;

  succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products;

  achieve regulatory clearances for its products;

  obtain on commercially reasonable terms adequate product liability insurance for its commercialized products and avoid product liability claims;

  adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors;

  assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors; and

  not encounter problems with third parties, including key personnel, upon whom it is dependent.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

8

Condensed Interim Consolidated Financial Statements of
(Unaudited)

NYMOX PHARMACEUTICAL
CORPORATION

Three-month periods ended March 31, 2014, 2013 and 2012

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 2014, 2013 and 2012

Financial Statements

Condensed Interim Consolidated Statements of Financial Position	1
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss	2
Condensed Interim Consolidated Statements of Changes in Equity	3
Condensed Interim Consolidated Statements of Cash Flows	4

Notes to Condensed Interim Consolidated Financial Statements

1.	Business activities	5
2.	Basis of preparation	5
3.	Significant accounting policies	6
4.	Accounts payable and accrued liabilities	7
5.	Other non-current liabilities	7
6.	Licensing revenues and deferred revenue	8
7.	Preferred shares of a subsidiary and non-controlling interest	8
8.	Share capital	9
9.	Contingencies	12
10.	Income taxes	12
11.	Earnings per share	13
12.	Related parties	13

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Financial Position
(Unaudited)

March 31, 2014 and December 31, 2013
(in US dollars)

	Note	March 31,	December 31,
		2014	2013

Assets

Current assets:
Cash		$249,305	$295,523
Accounts receivable		11,577	181,639
Other receivables		40,807	38,997
Research tax credits receivable		456,742	360,330
Prepaid expenses		58,360	20,291
Inventories		31,725	39,688
Total current assets		848,516	936,468

Non-current assets:
Security deposit		17,396	17,396
Property and equipment		13,039	12,521
Total non-current assets		30,435	29,917
Total assets		$878,951	$966,385

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	4	$2,033,193	$1,498,622
Deferred revenue	6	2,617,600	2,617,600
Total current liabilities		4,650,793	4,116,222

Non-current liabilities:
Other non-current liabilities	5	225,398	-
Deferred revenue	6	1,854,133	2,508,533
Preferred shares of a subsidiary	7	400,000	400,000
Total non-current liabilities		2,479,531	2,908,533

Equity:
Share capital	8	77,496,549	76,046,549
Additional paid-in capital		13,653,380	12,631,067
Deficit		(97,801,302)	(95,135,986)
Total equity attributable to the equity holders of the Corporation		(6,651,373)	(6,458,370)

Non-controlling interest	7	400,000	400,000
Total equity		(6,251,373)	(6,058,370)

Contingencies	9
Total liabilities and equity		$878,951	$966,385

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)

Three-month periods ended March 31, 2014, 2013 and 2012
(in US dollars)

	Note	2014	2013	2012

Revenues:
Sales of goods		$78,164	$184,246	$85,179
Licensing revenues:
Upfront payment	6	654,400	654,400	654,400
		732,564	838,646	739,579

Expenses:
Research and development	8(c)	2,061,038	1,471,153	2,031,257
Less research tax credits		(96,412)	(64,377)	(70,958)
		1,964,626	1,406,776	1,960,299
General and administrative	8(c)	1,255,563	420,980	513,411
Marketing	8(c)	42,545	38,427	43,084
Cost of sales		57,040	66,988	62,628
		3,319,774	1,933,171	2,579,422

Net loss from operating activities		(2,587,210)	(1,094,525)	(1,839,843)

Net finance income (costs):
Finance income		3,165	619	2,995
Finance costs		(8,771)	-	(10,126)
		(5,606)	619	(7,131)

Net loss and comprehensive loss attributable to the equity holders of the Corporation		$(2,592,816)	$(1,093,906)	$(1,846,974)

Basic and diluted loss per share	11	$(0.07)	$(0.03)	$(0.06)

Weighted average number of common shares outstanding	11	34,797,302	33,679,486	32,994,621

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited)

Three-month periods ended March 31, 2014, 2013 and 2012
(in US dollars)

		Attributable to equity holders of the Corporation
				Additional			Non-
		Share capital		paid-in			controlling	Total
	Note	Number	Dollars	capital	Deficit	Total	interest	equity

Balance, December 31, 2013		34,672,157	$76,046,549	$12,631,067	$(95,135,986)	$(6,458,370)	$400,000	$(6,058,370)
Transactions with owners, recorded directly in equity:
Issuance of share capital	8	258,924	1,450,000	–	–	1,450,000	–	1,450,000
Share issue costs		–	–	–	(72,500)	(72,500)	–	(72,500)
Options cancelled	5	–	–	(397,872)	–	(397,872)	–	(397,872)
Stock-based compensation	8 (c)	–	–	1,420,185	–	1,420,185	–	1,420,185
Total contributions by owners		258,924	1,450,000	1,022,313	(72,500)	2,399,813	–	2,399,813
Net loss and comprehensive loss		–	–	–	(2,592,816)	(2,592,816)	–	(2,592,816)
Balance, March 31, 2014		34,931,081	$77,496,549	$13,653,380	$(97,801,302)	$(6,651,373)	$400,000	$(6,251,373)

Balance, December 31, 2012		33,572,442	$69,705,389	$12,362,281	$(89,912,383)	$(7,844,713)	$400,000	$(7,444,713)
Transactions with owners, recorded directly in equity:
Issuance of share capital	8	368,035	2,100,000	–	–	2,100,000	–	2,100,000
Share issue costs		–	–	–	(105,000)	(105,000)	–	(105,000)
Option surrender agreement
Cash		5,440	–	–	–	–	–	–
Ascribed value		–	11,020	(11,020)	–	–	–	–
Stock-based compensation	8 (c)	–	–	26,640	–	26,640	–	26,640
Total contributions by owners		373,475	2,111,020	15,620	(105,000)	2,021,640	–	2,021,640
Net loss and comprehensive loss		–	–	–	(1,093,906)	(1,093,906)	–	(1,093,906)
Balance, March 31, 2013		33,945,917	$71,816,409	$12,377,901	$(91,111,289)	$(6,916,979)	$400,000	$(6,516,979)

Balance, December 31, 2011		32,993,302	$66,062,961	$10,445,524	$(82,106,044)	$(5,597,559)	$400,000	$(5,197,559)
Transactions with owners, recorded directly in equity:
Exercise of stock options		3,000	9,000	–	–	9,000	–	9,000
Stock-based compensation	8 (c)	–	–	51,496	–	51,496	–	51,496
Total contributions by owners		3,000	9,000	51,496	–	60,496	–	60,496
Net loss and comprehensive loss		–	–	–	(1,846,974)	(1,846,974)	–	(1,846,974)
Balance, March 31, 2012		32,996,302	$66,071,961	$10,497,020	$(83,953,018)	$(7,384,037)	$400,000	$(6,984,037)

See accompanying notes to condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited)

Three-month periods ended March 31, 2014, 2013 and 2012
(in US dollars)

	Note	2014	2013	2012

Cash flows from (used in) operating activities:
Net loss		$(2,592,816)	$(1,093,906)	$(1,846,974)
Adjustments for:
Depreciation of property and equipment		1,540	2,153	2,471
Stock-based compensation	8 (c)	1,420,185	26,640	51,496
Accretion expense	5	8,146	-	-
Changes in non-cash operating balances:
Accounts receivable and other receivables		168,252	(73,619)	63,207
Research tax credits receivable		(96,412)	(64,377)	(70,958)
Prepaid expenses		(38,069)	29,237	-
Inventories		7,963	(73,452)	(16,988)
Accounts payable and accrued liabilities		384,150	253,522	(217,510)
Deferred revenue		(654,400)	(654,400)	(654,400)
		(1,391,461)	(1,648,202)	(2,689,656)
Cash flows from (used in) financing activities:
Proceeds from issuance of share capital		1,450,000	2,100,000	-
Share issue costs		(72,500)	(105,000)	-
Payments under cancelled options agreement	5	(30,199)	-	-
Proceeds from exercise of stock options		-	-	9,000
		1,347,301	1,995,000	9,000
Cash flows used in investing activities:
Additions to property and equipment		(2,058)	(1,440)	(980)
Net (decrease) increase in cash		(46,218)	345,358	(2,681,636)

Cash, beginning of the period		295,523	1,030,075	5,918,921

Cash, end of the period		$249,305	$1,375,433	$3,237,285

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 2014, 2013 and 2012
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation is a company domiciled in Canada and is incorporated under the Canada Business Corporations Act. Nymox Pharmaceutical Corporation including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head-office of the Corporation is located at 9900 Cavendish Boulevard, Saint-Laurent, Quebec. The Corporation currently markets NicAlert™ and TobacAlert™, tests that use urine or saliva to detect use of tobacco products. The Corporation is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 clinical trials. A Phase 2 study of NX-1207 for low-grade localized prostate cancer was started in 2012. The Corporation also has in its pipeline drug candidates aimed at the causes of Alzheimer’s disease and new treatments of bacterial infections in humans.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and maintaining access to existing financing arrangements under the Common Stock Private Purchase Agreement referred to in note 8 (a). The Corporation depends on this financing, as well as collaboration agreements, to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue-generating activities. Management believes that cash balances, funds from product sales, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s requirements for at least the next year.

The Corporation is listed on the NASDAQ Stock Market.

2.	Basis of preparation:

(a)	Statement of compliance:

The condensed interim consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and accordingly should be read in connection with the previously issued annual financial statements of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2014, 2013 and 2012
(in US dollars)

2.	Basis of preparation (continued):

(a)	Statement of compliance (continued):

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 9, 2014.

(b)	Basis of measurement:

The condensed interim consolidated financial statements have been prepared on a going concern and on the historical cost basis. The functional and presentation currency of the Corporation is the US dollar.

3.	Significant accounting policies:

The accounting policies described in the Corporation’s 2013 annual consolidated financial statements have been applied consistently to all periods presented in these condensed interim consolidated financial statements.

Accounting estimates and judgments:

The preparation of the condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Corporation’s significant accounting policies and key sources of information were the same as those applied to the consolidated financial statements for the year ended December 31, 2013.

New standards and interpretations issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended March 31, 2014, and have not been applied in preparing these condensed interim consolidated financial statements.

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standard and interpretation has been issued by the IASB and the IFRS IC and the Corporation is currently assessing its impact on the financial statements:

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2014, 2013 and 2012
(in US dollars)

3.	Significant accounting policies (continued):

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. Special transitional requirements have been set for the application of the new general hedging model. The Corporation currently does not hedge and therefore does not anticipate this phase will have an impact on the Corporation.

The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted.

4.	Accounts payable and accrued liabilities

	March 31,	December 31,
	2014	2013

Accounts payable	1,738,788	1,382,986
Accrued liabilities:
Payroll related liabilities	22,523	9,675
Other accrued liabilities	121,461	105,961
Current portion of other non-current liabilities (note 5)	150,421	-

Total accounts payable and accrued liabilities	2,033,193	1,498,622

5.	Other non-current liabilities

On January 22, 2014, in connection with the departure of the former Chief Financial Officer, the Corporation entered into an agreement with him, whereby he is entitled to receive CA$500,000 payable in equal bi-monthly installments until July 26, 2016, in exchange for cancelling all of his outstanding 240,000 stock options. In the event the former Chief Financial Officer becomes employed at any time subsequent to April 22, 2015, the amount of these payments will be reduced by fifty percent of the amount of his pay for such employment. This exchange of options for future cash payments was accounted for as an equity transaction and therefore an accrued liability and a reduction to additional paid in capital of $397,872 (CA$441,589), the discounted value of the total consideration, was recorded during the first quarter of 2014. All future payments will reduce the accrued liability balance, net of the related accretion expense.

As at March 31, 2014, the current portion of $150,421 is included in “accrued liabilities” and the non-current portion of $225,398 is presented as “other non-current liabilities” on the consolidated statement of financial position.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2014, 2013 and 2012
(in US dollars)

6.	Licensing revenues and deferred revenue:

On December 16, 2010, the Corporation signed a license and collaboration agreement with Recordati Ireland Ltd. (“Recordati”), a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe, including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of benign prostatic hyperplasia (“BPH”) as the initial indication for development and commercialization. Recordati made an upfront payment to the Corporation of €10,000,000 (US$13,088,000), in December 2010. The agreement provides for further payments to be made upon regulatory approval, sales milestones payments, and tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales in the case specific contractual conditions are achieved.

The upfront payment of $13,088,000 has been deferred and is being recognized as revenue on a systematic basis over the estimated service period of five years, of which approximately twenty-one months remain at March 31, 2014. This period may be modified in the future based on additional information that may be received by the Corporation. In the three-month period ended March 31, 2014, an amount of $654,400 (2013 - $654,400; 2012 - $654,400) was recognized as revenue related to this upfront payment. As at March 31, 2014, the deferred revenue related to this transaction amounted to $4,471,733 (as at December 31, 2013 - $5,126,133).

7.	Preferred shares of a subsidiary and non-controlling interest:

The preferred shares of a subsidiary and the non-controlling interest relate to redeemable and/or convertible preferred shares of Serex Inc. in the amount of $800,000. These preferred shares are convertible into common shares of Serex Inc. at a price of $3.946 per share. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex Inc. These redeemable preferred shares in the amount of $400,000 have been presented as a liability in the statements of financial position and are measured at their issue price which is also the redemption value. The non-redeemable portion is presented within equity, separately from equity of the owners of the Corporation, as non-controlling interest.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2014, 2013 and 2012
(in US dollars)

8.	Share capital:

	March 31,	December 31,
	2014	2013

Authorized:
An unlimited number of common shares, at no par value

Issued, outstanding and fully paid:
Number of common shares	34,931,081	34,672,157
Dollars	$77,496,549	$76,046,549

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Common Stock Private Purchase Agreement:

In November 2012, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2013, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $1,000,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8,000,000 of common shares under the agreement.

In the three-month period ended March 31, 2014, the Corporation issued 258,924 common shares to the Purchaser under the agreements for proceeds of $1,450,000. At March 31, 2014, the Corporation can require the Purchaser to purchase up to $13,250,000 of common shares over the remaining 19 months of the agreement, provided the Corporation adheres to its covenants.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2014, 2013 and 2012
(in US dollars)

8.	Share capital (continued):

(a)	Common Stock Private Purchase Agreement (continued):

Subsequent to March 31, 2014, the Corporation issued 121,528 common shares to the Purchaser for additional proceeds of $600,000.

The Corporation records the equity transaction at the amount received.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As at March 31, 2014, 1,710,500 options (2013 – 1,569,500; 2012 – 2,124,500) could still be granted by the Corporation.

The following table provides the activity of stock option awards during the three-month period ended March 31, 2014 and for options outstanding and exercisable at the end of the three-month period ended March 31, 2014, the weighted average exercise price and the weighted average years to expiration.

		Options outstanding
			Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)

Outstanding, December 31, 2013	5,429,500	$ 4.16	4.24

Granted	600,000	5.98

Cancelled (note 5)	(240,000)	3.36

Outstanding, March 31, 2014	5,789,500	$ 4.38	4.63

Options exercisable	5,714,500	$ 4.35	4.59

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2014, 2013 and 2012
(in US dollars)

8.	Share capital (continued):

(c)	Stock-based compensation:

	2014	2013	2012
Stock options granted in 2006	$-	$-	$19,798
Stock options granted in 2011	2,610	4,848	31,698
Stock options granted in 2012	11,332	21,792	-
Stock options granted in 2014	1,406,243	-	-
Total stock-based compensation expense recognized	$1,420,185	$26,640	$51,496

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	2014	2013	2012
Stock-based compensation pertaining to general and administrative	$792,325	$21,792	$28,506

Stock-based compensation pertaining to marketing	-	-	261

Stock-based compensation pertaining to research and development	627,860	4,848	22,729
	$1,420,185	$26,640	$51,496

The fair value of the options granted during the three-month period ended March 31, 2014 was determined using the Black-Scholes pricing model using the following weighted average assumptions:

2014

Share price	$ 5.98
Exercise price	$ 5.98
Risk-free interest rate	1.19%
Expected volatility	54.10%
Expected option life in years	4
Expected dividends	-

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2014, 2013 and 2012
(in US dollars)

8.	Share capital (continued):

(c)	Stock-based compensation (continued):

A total of 600,000 options were granted during the three-month period ended March 31, 2014 having a weighted average grant date fair value of $5.98 per option (2013 - none granted; 2012 – none granted).

Expected volatility was estimated considering a five-year historic average share price volatility.

Expected dividends were determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

9.	Contingencies:

In November 2011, two former directors of the Corporation, who ceased to be directors in 2006, served the Corporation with a Motion to Institute Proceedings filed with the Quebec Superior Court seeking an order that they are entitled to exercise options to purchase a total of 125,000 shares of the Corporation at a price of US$4.33 or, in the alternative, damages for lost profit. On February 18, 2014, the claim by one of the former directors against Nymox was dismissed. The Corporation believes that the right to exercise these options ended in May 2007 and that the claims are without merit. The Corporation intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these condensed interim consolidated financial statements.

10.	Income taxes:

The Corporation recognized no income taxes in the statements of operations and comprehensive loss, as it has been incurring losses since inception. Furthermore, no deferred tax asset was recognized since the accumulated tax losses available to be carried forward and used to offset future taxable income are not considered probable of being realized.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2014, 2013 and 2012
(in US dollars)

11.	Earnings per share:

Weighted average number of common shares outstanding:

	2014	2013	2012

Issued common shares at January 1	34,672,157	33,572,442	32,993,302
Effect of shares issued	125,145	107,044	1,319

Weighted average number of common shares outstanding at March 31	34,797,302	33,679,486	32,994,621

Diluted loss per share was the same amount as basic loss per share, as the effect of options would have been anti-dilutive, because the Corporation incurred losses in each of the periods presented. All outstanding options could potentially be dilutive in the future.

12.	Related parties:

Executive officers and directors participate in the Corporation’s stock option plan (see note 8 (b)). Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	2014	2013	2012

Salaries	$188,252	$170,443	$162,740
Short-term employee benefits	2,468	2,564	2,311
Stock-based compensation	1,406,243	–	19,799

	$1,596,963	$173,007	$184,850

Total honorariums to the independent directors of the Corporation for participating in Board and Committee meetings are $17,500 for the period ended March 31, 2014 (2013 - $16,000; 2012 - $17,500).